Exhibit 99.1

MakeMyTrip Limited Announces Details of Annual Meeting of Shareholders

New Delhi and New York, August 29, 2013: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company and the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand), announced today that the annual meeting of its shareholders will be held on Wednesday, September 25, 2013, beginning at 5:00 pm, Indian local time, at Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India. The Company’s notice of annual meeting and form of proxy were issued on August 28, 2013.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and unconsolidated financial statements audited by KPMG Mauritius for the financial year ended March 31, 2013 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to jonathan.huang@makemytrip.com.

About MakeMyTrip Limited and MakeMyTrip.com:

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,300 hotels and guesthouses in India and more than 102,800 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com